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                                 PLAN OF MERGER

                                                                Revised 6/17/98

GOAL:

     To de-register the Class B common Stock, IRA will merge with and into First Command Financial Corporation ("going private"). Once the Class B stock is redeemed/cashed out, IRA will qualify to make an S election. The merger eliminates the cost and administrative burden of having two separate S corporation.

MERGER:

     IRA will merge with FCFC. Simultaneously IRA will redeem all Class "B" stock of "B"-only shareholders for cash. All IRA Class "B" stock owned by Class "A" shareholders will be converted into non-voting stock of surviving FCFC. All IRA Class "A" stock will be converted into surviving FCFC voting stock. The existing FCFC stock will be converted into non voting stock of surviving FCFC. Immediately following the redemption of the IRA "B" stock it will be de-registered with the SEC. The surviving entity will retain the existing Board of Directors, officers, employees, and independent contractors. The surviving entity will be renamed IRA, Inc. The garage operations of FCFC will be placed in a wholly owned subsidiary of IRA. Following the merger, IRA intends to grant Mission Accomplishment Plan (MAP) units (Stock Appreciation Rights and Dividend Equivalent Rights) to agents and employees who were former "B" shareholders. These subsequent grants will be in addition to the units to be granted in July, 1998.


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